IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES FURTHER INTEREST IN

ODYSSEY RESOURCES LIMITED

Toronto, August 12, 2008 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that, through its wholly-owned subsidiary Dundee Resources Limited, it has acquired through a non-brokered private placement with Odyssey Resources Limited (“Odyssey”) 10,000,000 common shares of Odyssey at a price of $0.25 per common share.  Following this transaction, Dundee Corp. owns directly or indirectly an aggregate of 11,366,136 common shares of Odyssey and 175,000 common share purchase warrants.  These holdings represent an approximate 52.91% interest on an undiluted basis or an approximate 53.29% interest in Odyssey assuming the conversion of all warrants held.

The position in Odyssey was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $71 billion under management and administration. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

For further information, please contact:

Joanne Ferstman

Executive Vice President & Chief Financial Officer

Dundee Corporation

Telephone: (416) 365-5010

Murray John

President & Chief Executive Officer

Dundee Resources Limited

Telephone:  (416) 365-5645